

THE BACON JAMS, LLC DBA TBJ GOURMET

COMPARATIVE FINANCIAL STATEMENTS

DECEMBER 31, 2020 & 2019



SURACE & STANTON

CERTIFIED PUBLIC ACCOUNTANTS



SURACE & STANTON

CERTIFIED PUBLIC ACCOUNTANTS

THE BACON JAMS LLC, DBA TBJ GOURMET

TABLE OF CONTENTS



SURACE & STANTON

CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
The Bacon Jams, LLC DBA TBJ Gourmet
West Chester, Pennsylvania

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of The Bacon Jams LLC DBA TBJ Gourmet, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



S

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Surace & Stanton

SURACE & STANTON, LLC
Certified Public Accountants
Broomall, Pennsylvania

March 2, 2022

THE BACON JAMS LLC DBA TBJ GOURMET
BALANCE SHEETS
DECEMBER 31,

(See Independent Accountant's Review Report)

ASSETS

	2020	2019
Current Assets		
Cash and cash equivalents	$ 268,687	$ 149,679
Accounts receivable, net of allowance for doubtful accounts of $1,350 as of both December 31, 2020 and 2019	89,344	139,017
Prepaid expenses	36,489	500
Inventory	47,600	37,976
Total Current Assets	442,120	327,172
Other Assets		
Security deposits	-	2,500
Total Non-Current Assets	-	2,500
TOTAL ASSETS	$ 442,120	$ 329,672

THE BACON JAMS LLC DBA TBJ GOURMET
BALANCE SHEETS
DECEMBER 31,

(See Independent Accountant's Review Report)

LIABILITIES AND MEMBERS' EQUITY

	2020	2019
Current Liabilities		
Lines of credit	$ 57,966	$ 134,777
Current maturities of long-term debt	-	2,663
Accounts payable and accrued expenses	108,847	93,970
Other current liabilities	19,530	36,287
Total Current Liabilities	186,343	267,697
Long-Term Liabilities		
Long-term debt less current maturities	150,000	-
Total Long-Term Liabilities	150,000	-
Total Liabilities	336,343	267,697
Members' Equity	105,777	61,975
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 442,120	$ 329,672

THE BACON JAMS LLC DBA TBJ GOURMET
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(See Independent Accountant's Review Report)

	2020	2019
Gross Sales	$ 1,329,439	$ 799,032
Less: Allowances	(105,789)	(49,442)
Net Sales	1,223,650	749,590
Cost of Goods Sold	666,209	361,732
Gross Profit	557,441	387,858
Operating Expenses		
Selling and marketing expenses	269,169	242,049
General and administrative expenses	285,452	214,394
Equity based compensation	13,250	81,050
Total Operating Expenses	567,871	537,493
Operating Loss	(10,430)	(149,635)
Other Income (Expense)		
Interest expense	(4,951)	(11,688)
Forgiveness of Paycheck Protection Program loan	40,691	-
Other income	7,005	9,902
Total Other Income (Expense)	42,745	(1,786)
Net Income (Loss)	32,315	(151,421)
Members' Equity - Beginning	61,975	10,185
Members' Contributions	-	123,981
Equity based compensation	13,250	81,050
Members' Distributions	(1,763)	(1,820)
MEMBERS' EQUITY - ENDING	$ 105,777	$ 61,975

THE BACON JAMS LLC DBA TBJ GOURMET
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(See Independent Accountant's Review Report)

	2020	2019
Cash Flows from Operating Activities		
Net (loss) income	$ 32,315	$ (151,421)
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Bad debt expense	423	-
Forgiveness of Paycheck Protection Program loan	(40,691)	-
Equity based compensation	13,250	81,050
(Increase) Decrease in:		
Accounts receivable	49,250	(106,908)
Prepaid expenses	(35,989)	7,689
Inventory	(9,624)	85,084
Security deposits	2,500	-
Increase (Decrease) in:		
Accounts payable and accrued expenses	14,877	19,008
Other current liabilities	(16,757)	16,324
Net Cash Provided (Used) by Operating Activities	9,554	(49,174)
Cash Flows from Financing Activities		
Contributions from members	-	123,981
Distributions to members	(1,763)	(1,820)
Net borrowing (repayments) on lines of credit	(76,811)	60,802
Proceeds from long-term debt	190,691	-
Repayments of long-term debt	(2,663)	(15,343)
Net Cash Provided By Financing Activities	109,454	167,620
Net Increase in Cash	119,008	118,446
Cash and Cash Equivalents		
at Beginning of Year	149,679	31,233
CASH AND CASH EQUIVALENTS		
AT END OF YEAR	$ 268,687	$ 149,679
Supplemental Disclosure of Cash		
Flows Information		
Cash paid during the year for interest	$ 4,951	$ 11,688
Supplemental Disclosure of Non-Cash Investing		
and Financing Activity		
Forgiveness of Paycheck Protection Program loan	$ 40,691	$ -

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Bacon Jams, LLC DBA TBJ Gourmet (the "Company") is a Pennsylvania limited liability company organized in November 2013 that develops and markets specialty food products. The Company's products include various flavors of bacon jam as well as bacon spreads and condiments. The Company operates a warehouse and office facility in Norristown, PA. The Company sells its products all over the country through retailers, wholesale distributors, food service and online sales directly to customers. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Interests in the Company are represented by Class A membership units ("Class A Units") and Class B membership units ("Class B Units") as defined by the limited liability company operating agreement under which the Company operates. All units participate in income and loss equally, but Class B units are non-voting. As of December 31, 2020 and 2019, the Company is authorized to issue up to 50,000 Class A units and 950,000 Class B units. The Company had 49,250 Class A Units and 52,641 Class B Units issued and outstanding as of December 31, 2020. The Company had 46,250 Class A Units and 52,141 Class B Units issued and outstanding as of December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition, and are carried at their estimated collectible amounts. As of both December 31, 2020 and 2019, the Company estimated an allowance for doubtful accounts of $1,350. Bad debts are written off in the period in which they are deemed uncollectible. Any bad debts subsequently recovered are recorded in the financial statements in the period in which they are recovered. Bad debt expense for the year ended December 31, 2020 was $423. There was no bad debt expense for the year ended December 31, 2019. Receivables from customers generally do not bear interest.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company taxed as a partnership for federal and state income tax purposes. No provision has been made for federal and state income taxes, as they are the responsibility of the members.

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for examination by applicable taxing authorities.

Advertising

The Company expenses advertising costs as they are incurred. Advertising, promotion and marketing expense for the years ended December 31, 2020 and 2019 was $111,872 and $80,732, respectively.

Revenue Recognition

On January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) using the modified retrospective method. Under this guidance, revenue is recognized when the transfer of control of promised goods or services in the terms of a contract with customers are satisfied in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Upon adoption, the Company made the following policy elections: (1) shipping and handling costs are considered contract fulfillment costs; (2) all incremental costs of obtaining a contract are expensed if the contract is one year or less; and (3) taxes imposed on and collected from customers in revenue producing transactions (e.g., sales, use, and value added taxes) are excluded from the transaction price. The impact of adopting this guidance was immaterial to the financial statements and related disclosures.

Revenue is primarily derived from the purchase of the Company's products through customer orders. Revenue is recognized when performance obligations are fulfilled, and control passes to customers. Revenue is recorded net of variable consideration, including consumer incentives and performance obligations related to trade promotions, excluding taxes. Refund liabilities for estimated product returns, expired product, trade promotions, and customer allowances are recorded as reductions to revenue within the same period that the revenue is recognized. These estimates are principally based on historical and current period experience, as well as customer type and contract terms. Costs paid to third party brokers to obtain contracts are recognized as expenses as contracts are generally less than one year.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Trade promotions are recorded based on estimated performance levels for negotiated programs at the time of sale. Total trade promotion and other costs netted against sales were $105,789 and $49,442 for the years ended December 31, 2020 and 2019, respectively.

Shipping and Handling Expenses

The Company records shipping and handling costs in general and administrative expenses. Shipping and handling expense was $56,485 and $43,185 for the years ended December 31, 2020 and 2019, respectively.

Research and Development

All expenditures for research and development are charged against earnings in the year incurred. Research and development includes expenditures for new product innovation and is comprised primarily of consulting and supplies. Research and development costs amounted to $16,546 and $7,483 for the years ended December 31, 2020 and 2019, respectively.

Subsequent Events

Management has evaluated subsequent events through March 2, 2022, the date on which the financial statements were available to be issued.

NOTE B – INVENTORY

Finished product inventories are stated at cost plus freight in, principally on a first in, first out method, but not in excess of net realizable value.

The Company regularly reviews the value of items in inventory to assess for obsolescence and spoilage. General inventory write offs for obsolescence and spoilage are included in costs of goods sold. As of December 31, 2020 and 2019, the Company determined no reserve was necessary for obsolescence and spoilage.

NOTE C – LINE OF CREDIT

The Company has secured a business line of credit with Citadel Federal Credit Union for borrowings up to $150,000 for working capital needs. Interest is charged at the Prime Rate (3.25% as of December 31, 2020 and 4.75% as of December 31, 2019) plus 2%. The line of credit is due on demand. The line of credit is collateralized by all the business assets of the Company and personally guaranteed by two of the Company's members. As of December 31, 2020 and 2019, the balance on the Citadel line of credit was $33,469 and $103,206, respectively.

The Company participates in the Working Capital Term Loan program offered by American Express. The program allows the Company to apply for short-term commercial loans that are paid directly to eligible vendors. The Company can choose a term of thirty days, sixty days or ninety days for each loan. American Express charges the Company a loan fee ranging from

NOTE C – LINE OF CREDIT (continued)

0.60% to 2.25% of the base loan depending on the term of the loan. These fees equate to an annual percentage rate ranging from 7.2% to 9.0% for these loans. As of December 31, 2020 and 2019, the balance of loans within the program was $24,497 and $31,571, respectively.

NOTE D – LONG TERM DEBT

On February 10, 2018, the Company entered into a term loan agreement with American Express for $30,000. The loan charged interest at 6.97% and was payable over twenty-four monthly installments. The Company paid off the loan in 2020. The balance of the loan payable was $2,663 as of December 31, 2019.

The Company received a loan in the amount of $40,691 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 17, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. As the intent was to compensate the Company for expenses incurred, the loan was recognized in other income on a systematic basis in the periods in which the expenses were recognized. For the year ended December 31, 2020, the Company recognized $40,691 in Other Income on the Statement of Income and Members' Capital. The Small Business Administration forgave the loan on July 2, 2021.

On May 15, 2020, the Company entered into a debt agreement with the Small Business Association in the amount of $150,000. Interest will accrue at the rate of 3.75% per annum and is payable over thirty years. Payments in the amount of $731 will be made monthly commencing two years from when the funds were distributed. This loan is collateralized by the assets of the Company. The outstanding balance of the loan was $150,000 as of December 31, 2020.

NOTE E – MEMBERS' EQUITY

The following table reflects the membership unit activity for the Company for the years ending December 31, 2020 and 2019:

	Class A Units	Class B Units
Units outstanding, January 1, 2019	49,250	39,350
Units issued for cash contribution	-	4,686
Units issued for executive compensation	-	5,600
Units issued for service	-	2,505
Units outstanding, December 31, 2019	49,250	52,141
Units issued for service	-	500
Units outstanding, December 31, 2020	49,250	52,641

The Company conducted a WeFunder campaign in August 2019 and issued 4,686 Class B Units for $123,981.

NOTE E – MEMBERS' EQUITY (continued)

The Company issued various Company members 500 and 8,105 fully vested Class B units for executive compensation, serving on the advisory board, and other services for the years ended December 31, 2020 and 2019, respectively. The Company valued such units at $26.50 per unit for units issued in 2020 and $10.00 per unit for units issued in 2019 based on the estimated fair value company at the time of issuance. Executive compensation expense was $13,250 and $81,050 for the years ended December 31, 2020 and 2019, respectively.

NOTE F – RELATED PARTY TRANSACTIONS

From time to time the Company sells product to certain employees and members for them to resell at special events as an independent seller. All sales are made at prevailing rates for the products sold. Total sales of this type for the years ending December 31, 2020 and 2019 were $8,263 and $100,649, respectively.

NOTE G – CONCENTRATIONS OF CREDIT RISKS

The Company has potential concentration of credit risks consisting principally of temporary cash deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, no deposits with any individual financial institution exceeded the $250,000 federally insured limit. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

NOTE H – CONCENTRATIONS

For the year ended December 31, 2020, three customers represented approximately 67% of revenues. Amounts due from these customers were 58% of total accounts receivable as of December 31, 2020.

For the year ended December 31, 2019, two customers represented approximately 36% of revenues. Amounts due from these customers were 61% of total accounts receivable as of December 31, 2019.

For the year ended December 31, 2020, approximately 94% of the Company's net material purchases occurred with one vendor. As of December 31, 2020, amounts due to the vendor were 37% of total accounts payable.

For the year ended December 31, 2019, approximately 82% of the Company's net material purchases occurred with one vendor. As of December 31, 2019, amounts due to the vendor were 64% of total accounts payable.